Pursuant to Rule 433
Registration Statement No. 333-148195
Free Writing Prospectus February 5, 2008
CLEARWIRE CORPORATION
Clearwire Corporation (“Clearwire” or the “Company”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Clearwire has filed with the SEC for more complete information about Clearwire and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Clearwire will arrange to send you the prospectus if you request it by calling 425-216-4735 or sending an e-mail to investorrelations@clearwire.com.
On January 30, 2008, we filed an 8-K with the Securities and Exchange Commission which announced selected information regarding our financial results for the fourth quarter ended December 31, 2007. All numbers and metrics disclosed below are as of December 31, 2007, unless otherwise stated. The financial results are preliminary and unaudited. Please see “Definitions of Non-GAAP Financial Measures” below for definitions of all non-GAAP financial measures listed in this Free Writing Prospectus.
The Company disclosed that as of December 31, 2007, it has a consolidated spectrum portfolio, assuming the closing of all pending transactions, of approximately 23.8 billion MHz-POPs, including an estimated 15.1 billion MHz-POPs in the United States and an aggregate of 8.7 billion MHz-POPs in Europe. The Company also disclosed a total subscriber base of approximately 394,000 subscribers, with the Company’s 50 domestic and international markets covering approximately 16.3 million people.
The Company’s fourth quarter 2007 consolidated service revenue was approximately $45 million, and for fiscal year 2007 it was approximately $151 million. Twenty-four of the Company’s markets were Market EBITDA positive for the quarter, and thirty-three of the markets were Market EBITDAM positive. The Company’s initial 25 markets had fourth quarter service revenue of approximately $23.7 million, and ended the quarter with approximately 215,000 subscribers.
The Company announced that it had launched its VoIP service in 41 markets, with a total of approximately 9,500 VoIP subscribers. The fourth quarter ARPU for the VoIP service was $31.52.
The Company also provided fourth quarter market performance information for three select markets. For its selected Top 200 market, it disclosed approximately 22,300 subscribers, ARPU of $39.05, CPGA of $309, Churn of 1.84%, 85% gross margin, 61% Market EBITDAM and 26% Market EBITDA. For its selected Top 75 market, it disclosed approximately 18,100 subscribers, ARPU of $36.45, CPGA of $425, Churn of 1.46%, 71% gross margin, 43% Market EBITDAM and -17% Market EBITDA. For its selected Top 20 market, it disclosed approximately 24,300 subscribers, ARPU of $35.40, CPGA of $459, Churn of 1.24%, 32% gross margin, -3% Market EBITDAM and -106% Market EBITDA. The individual market results provided may not be representative of other market performance and are not intended to be an indication of the Company’s consolidated results.

In addition, on January 30, 2008, we released a webcast in connection with Clearwire Corporation 2008 Investor Day which included certain guidance for 2008. We announced that we expect our network in the United States and our international markets to cover an estimated 20 to 22 million people and expect to have approximately 510 to 530 thousand wireless broadband Internet subscribers in our U.S. and international markets by the end of 2008, with anticipated revenues of approximately $200 to $215 million dollars.
Definitions of Non-GAAP Financial Measures
The Company utilizes certain financial measures which are widely used in the telecommunications industry and are not calculated based on accounting principles generally accepted in the United States of America (“GAAP”). Certain of these financial measures are considered non-GAAP financial measures within the meaning of Item 10 of Regulation S-K promulgated by the SEC.
(1) EBITDA is a non-GAAP financial measure. EBITDA is defined as consolidated operating loss less depreciation and amortization. In a capital-intensive industry, management believes EBITDA, as well as the associated percentage margin calculation, to be meaningful measures of the company’s operating performance. Because EBITDA facilitates internal comparisons of our historical operating performance, management also uses EBITDA for business planning purposes and in measuring our performance relative to that of our competitors. In addition, we believe that EBITDA and similar measures are widely used by investors, financial analysts and credit rating agencies as a measure of our financial performance over time and to compare our financial performance with that of other companies in our industry.
(2) ARPU (Average Revenue per User) is service revenue, less legacy businesses revenue (businesses that were acquired through the acquisition of entities) and CPE (Customer Premise Equipment) revenue divided by the average number of subscribers in the period divided by the number of months in the period. Management uses ARPU to identify average revenue per customer, to track changes in average customer revenues over time, to help evaluate how changes in our business, including changes in our service offerings and fees affect average revenue per customer, and to assist in forecasting future service revenue. In addition, ARPU provides management with a useful measure to compare our customer revenue to that of other wireless communications providers. We believe investors use ARPU primarily as a tool to track changes in our average revenue per customer and to compare our per customer service revenues to those of other wireless communications providers. Other companies may calculate this measure differently. ARPU for an individual market or service is calculated as the service revenue for that market or service, less CPE revenue for that market or service, divided by the average number of subscribers in that market or service in the period divided by the number of months in the period.

(3) Churn, which measures customer turnover, is calculated as the number of subscribers that terminate service in a given period divided by the average number of subscribers in that period. Subscribers that discontinue in the first 30 days of service for any reason or in the first 90 days of service under certain circumstances are deducted from our gross customer additions and therefore not included in the churn calculation. Management uses churn to measure retention of our subscribers, to measure changes in customer retention over time, and to help evaluate how changes in our business affect customer retention. We believe investors use churn primarily as a tool to track changes in our customer retention. Other companies may calculate this measure differently.
(4) CPGA (Cost per Gross Addition) is selling, general and administrative costs less general and administrative costs and legacy businesses costs, plus CPE and PC card equipment subsidy, divided by gross customer additions in the period. Management uses CPGA to measure the efficiency of our customer acquisition efforts, to track changes in our average cost of acquiring new subscribers over time, and to help evaluate how changes in our sales and distribution strategies affect the cost-efficiency of our customer acquisition efforts. We believe investors use CPGA primarily as a tool to track changes in our average cost of acquiring new subscribers. Other companies may calculate this measure differently. CPGA for an individual market is calculated as selling, general and administrative costs for the market (not including an allocation for corporate level sales and marketing costs) less general and administrative costs for the market, plus CPE and PC card equipment subsidy for the market, divided by gross customer additions in the market for the period.
(5) Market EBITDA is defined as the EBITDA (see definition (1) EBITDA) in the Company’s individual markets. This calculation does not include an allocation of corporate general and administrative expenses or spectrum lease expense.
(6) Market EBITDAM is defined as the Market EBITDA less Sales and Marketing Expenses for the market.
Forward-Looking Statements
This free writing prospectus contains forward-looking statements which are based on current expectations and beliefs, as well as on a number of assumptions concerning future events made with information that is currently available. Forward-looking statements may include, without limitation, the Company’s expectations regarding: future financial and operating performance and financial condition; plans, objectives and strategies; product development; industry conditions; the strength of its balance sheet; and liquidity and financing needs. Readers are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside of Clearwire’s control, which could cause actual results to differ materially from such statements. Clearwire assumes no obligation to update or supplement such forward-looking statements.